FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On April 22, 2015, Hemisphere Energy Corporation ("Hemisphere") filed its reports under section 2.1 of National Instrument 51- 101 Standards of Disclosure for Oil and Gas Activities, which can be found in Hemisphere's Annual Information Form for the year ended December 31, 2014 dated April 21, 2015 under Hemisphere's profile on SEDAR at www.sedar.com.